UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AEON Global Health Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00774U107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00774U107

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,008,417
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,008,417
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

OO

Page 2 of 8 pages

CUSIP No. 00774U107

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,009,250
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,009,250
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,009,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

IN

Page 3 of 8 pages

CUSIP No. 00774U107

1.	Names of Reporting Persons

Ibex Microcap Fund LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,008,417
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,008,417
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 8 pages

CUSIP No. 00774U107

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,008,417
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,008,417
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 8 pages

Item 1.

(a)	The name of the issuer is AEON Global Health Corp. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 2225 Centennial Drive, Gainesville, GA 30504.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Justin B. Borus; (2) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); (3) Ibex Microcap Fund LLLP, a Delaware limited liability limited partnership (the “Fund”); and (4) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Stock (as defined below) reported in this Statement (other than 833 shares of Common Stock beneficially owned directly by Mr. Borus). The Investment Manager is the investment manager and general partner of the Fund. IM Holdings is the sole member of the Investment Manager. Justin B. Borus is the manager of the Investment Manager and IM Holdings. Justin B. Borus, the Investment Manager and IM Holdings may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 260 N. Josephine, Suite 300, Denver, CO 80206.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 00774U107.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 6 of 8 pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on January 14, 2021, the business day prior to the date of filing of this Schedule 13G, and is also accurate as of the Event Date of December 31, 2020. The securities reported herein consist of 200,000 shares of Series D Preferred Stock that are convertible into 204,679 shares of Common Stock and warrants to purchase 803,738 shares of Common Stock held by the Fund, and 833 shares of Common Stock held by Mr. Borus. The percentages of beneficial ownership contained herein are based on 9,915,064 shares of Common Stock outstanding as of October 9, 2019, as reported by the Issuer in its Form 10-K filed on October 15, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2021

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Ibex Investment Holdings LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund)

Page 8 of 8 pages